Exhibit 99.1

NOT FOR DISTRIBUTION OR RELEASE TO U.S. WIRE SERVICES IN THE UNITED STATES

24 June 2024

Immutep completes underwritten retail entitlement offer

Immutep Limited ACN 009 237 889 (ASX: IMM) (Immutep or the Company) is pleased to announce the completion of the retail component of its fully underwritten Entitlement Offer (details of which were announced to the market on 3 June 2024) (Retail Entitlement Offer) which raised approximately A$10.6 million.

The Retail Entitlement Offer took place in conjunction with a fully underwritten placement to institutional investors (Placement) and 1 for 16 pro rata accelerated non-renounceable entitlement offer (Entitlement Offer and, together with the Placement, the Offer) of new fully paid ordinary shares (New Shares) to raise approximately $100.2 million. The Placement and institutional component of the Entitlement Offer were successfully completed, raising approximately $89.6 million.

The Retail Entitlement Offer allowed eligible retail shareholders in the Company (Eligible Retail Shareholders) the opportunity to subscribe for 1 New Share for every 16 existing fully paid ordinary shares which they held in Immutep as at 7.00pm (Sydney, Australia time) on Wednesday, 5 June 2024 at a price of A$0.38 per New Share, and also the opportunity to apply for additional New Shares in excess of their entitlement (Additional New Shares).

The Retail Entitlement Offer closed at 5.00 pm (Sydney, Australia time) on Thursday, 20 June 2024 and a total of 1,963 valid applications for retail entitlements were received raising approximately A$4.4 million. Eligible Retail Shareholders also applied for and were allocated a further approximately A$2.3 million worth of Additional New Shares. Total eligible applications under the Retail Entitlement Offer of approximately A$6.7 million represents a total take-up rate by Eligible Retail Shareholders of 62%.

Together with the Placement and the institutional component of the Entitlement Offer, the total amount raised under the Offer, which was fully underwritten, is approximately A$100.2 million.

Dr Russell Howard, Chairman of Immutep, said:

“Immutep is pleased to have the continuing support of many long-term and existing shareholders who have participated in our Retail Entitlement Offer on the same terms as our institutional investors. We have a very exciting path ahead as we advance toward marketing approval for efti through our late-stage clinical trial program. This includes our Phase III trial in lung cancer being conducted under our third collaboration with MSD. We look forward to sharing news and milestones with all our shareholders as we move forward.”

The shortfall after the issue of the New Shares and Additional New Shares under the Retail Entitlement Offer will be allocated to the sole underwriter of the Offer. The shortfall is comprised of entitlements not taken up by Eligible Retail Shareholders (or in the case of retail shareholders who were ineligible to participate in the Retail Entitlement Offer, in respect of their entitlements which would otherwise have been available to them).

The settlement date for New Shares and Additional New Shares to be issued under the Retail Entitlement Offer is Tuesday, 25 June 2024 and the issue of New Shares and Additional New Shares under the Retail Entitlement Offer is scheduled to occur on Wednesday, 26 June 2024, with those shares expected to commence trading on the ASX on Thursday, 27 June 2024. New Shares and Additional New Shares issued under the Retail Entitlement Offer will rank equally in all respects with existing ordinary shares on issue in Immutep with effect from their date of issue.

As announced to ASX on Monday, 3 June 2024, the Retail Entitlement Offer was fully underwritten by Bell Potter Securities Limited and joint lead managed by Bell Potter Securities Limited, Canaccord Genuity (Australia) Limited and Wilsons Corporate Finance Limited and co-managed by CLSA Australia Pty Ltd.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com    ABN: 90 009 237 889

Eligible Retail Shareholders should confirm the actual number of New Shares (including any Additional Shares) issued to them before trading in such shares, and the sale by any Eligible Retail Shareholder of New Shares (including any Additional Shares) prior to receiving their holding statement is at their own risk.

The Board of Immutep wishes to thank all Eligible Retail Shareholders who participated in the Retail Entitlement Offer.

This announcement was authorised for release by the Board of Immutep Limited.

ABOUT IMMUTEP

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders.

Further information can be found on the Company’s website www.immutep.com.

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

This announcement has been prepared for publication in Australia and may not be released or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. The New Shares have not been registered under the US Securities Act of 1933 (the US Securities Act) or the securities laws of any state or other jurisdiction of the United States, and may not be offered or sold, directly or indirectly, in the United States unless they are offered and sold pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and applicable US state securities.

This announcement contains certain “forward-looking statements” including but not limited to projections, that are based on management’s beliefs, assumptions and expectations and on information currently available to management. Forward-looking statements can generally be identified by the use of forward-looking words such as, “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target” “outlook”, “guidance” and other similar expressions within the meaning of securities laws of applicable jurisdictions.

You are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption to equity and capital markets. Any such statements, opinions and estimates in this announcement speak only as of the date hereof and are based on assumptions and contingencies subject to change without notice, as are statements about market and industry trends, projections, guidance and estimates. Forward-looking statements are provided as a general guide only. The forward-looking statements contained in this announcement are not indications, guarantees or predictions of future performance and involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Immutep and its subsidiaries, and may involve significant elements of subjective judgement and assumptions as to future events which may or may not be correct.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com    ABN: 90 009 237 889